

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2022

Chaya Hendrick
Chief Executive Officer
SmartMetric, Inc.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89109

> **Re: SmartMetric, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2021**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2021**
> **File No. 000-54853**

Dear Ms. Hendrick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2021

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page 26

1. Please tell us how you concluded that your internal control over financial reporting was effective at June 30, 2021, considering that your disclosure controls and procedures were not effective as of the same date.

Limitations on Controls, page 27

2. In the last sentence of this section, you state that, "Notwithstanding the assessment that our disclosure controls and procedures and our internal controls over financial reporting were not effective and that there are material weaknesses as identified herein, we believe that our consolidated financial statements contained in this annual report fairly present our financial position, results of operations and cash flows for the periods covered thereby in all material respects." Please tell us how this disclosure reconciles with your statement on

page 26 that "Management has not identified any material weaknesses as of June 30, 2021 and our internal controls over financial reporting were effective at the reasonable assurance level."

Form 10-Q for the Fiscal Quarter Ended September 30, 2021

General

3.   We remind you that non-accelerated filers and smaller reporting companies are required to present inline XBRL data for the first Form 10-Q for a fiscal period ending on or after the June 15, 2021 compliance date. In future periodic filings, please submit inline XBRL information to comply with Item 601(b)(101) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing